FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – SEPTEMBER 9, 2010

BAYTEX ENERGY TRUST TO PRESENT AT THE PETERS & CO. 2010 NORTH AMERICAN OIL & GAS CONFERENCE

CALGARY, ALBERTA (September 9, 2010) - Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) is pleased to announce that Anthony Marino, President and Chief Executive Officer, will be presenting on the Heavy Oil & Oil Sands Growth panel at the Peters & Co. 2010 North American Oil & Gas Conference on Tuesday September 14, 2010 at 4:00pm EDT (2:00pm MDT) in Toronto, Ontario.  Presentation slides and a link to the webcast will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The archived webcast of the presentation can also be accessed via the following URL for 90 days following the presentation:

URL: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3191980

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and Chief Executive Officer                                                                        Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer                                                                                                Telephone: (587) 952-3120
Brian Ector, Director, Investor Relations                                                                                                   Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca